FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2010

Commission File No. 000-32981

QWICK MEDIA INC. (formerly Tuscany Minerals Ltd.)
(Translation of registrant's name into English)

780 - 333 Seymour Street, Vancouver, British Columbia, V6B 5A6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -_________

51-102F3
MATERIAL CHANGE REPORT

Item 1                     Name and Address of Company

Qwick Media Inc. (the “Company”)
(formerly Tuscany Minerals Ltd.)
780 - 333 Seymour Street
Vancouver, BC  V6B 5A6

Item 2                     Date of Material Change

July 15, 2010

Item 3                     News Release

The news release was disseminated on July 22, 2010 through Market News and Stockwatch.

Item 4                     Summary of Material Change

The Company announced that it changed its name from “Tuscany Minerals Ltd.” to “Qwick Media Inc.”.  The Company’s symbol remains as TUSMF.

Item 5                     Full Description of Material Change

5.1           Full Description of Material Change

See attached News Release.

5.2           Disclosure for Restructuring Transactions

N/A

Item 6                     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7                     Omitted Information

None

Item 8                     Executive Officer

J. Stephen Barley, Chief Financial Officer at 778.370.1715

Item 9                     Date of Report

July 22, 2010

News Release

Qwick announces change of name with FINRA

Vancouver, BC, July 22, 2010 – Qwick Media Inc. (the “Company”) (OTCBB: TUSMF), announces that, effective July 15, 2010, it received approval from the Financial Industry Regulatory Authority (FINRA) for its name change from “Tuscany Minerals Ltd.” to “Qwick Media Inc.”.  The symbol of the Company remains as “TUSMF”.

FURTHER INFORMATION:
J. Stephen Barley
Chief Financial Officer and Director
Qwick Media Inc.
778.370.1715

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QWICK MEDIA INC.

/s/ J. Stephen Barley
J. Stephen Barley
Chief Financial Officer and Director

Date:  July 26, 2010